
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): July 21, 2004



(Exact name of registrant as specified in its charter)


Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)


700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502)-636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

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CHURCHILL DOWNS INCORPORATED

INDEX


Item 7.   **Financial Statements and Exhibits**

.

(c)   Exhibits (furnished pursuant to Item 12)

Exhibit 99.1   Earnings release conference call transcript, dated July 21, 2004.

Item 12.   Results of Operations and Financial Condition

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the earnings press release conference call transcript, dated July 21, 2004, reporting the Registrant's financial results for the second quarter of 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

July 23, 2004   /s/Michael E. Miller
                                               Michael E. Miller
                                               Executive Vice President and
                                               Chief Financial Officer
                                               (Principal Financial and Accounting Officer)

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